Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of

1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust I

(SEC File No. 811-04367)

Supplement dated April 18, 2016
to the Prospectus and Summary Prospectus, as supplemented, of each of the following funds:
Fund	Prospectus and Summary Prospectus Dated
Columbia Funds Series Trust
Columbia International Value Fund	7/1/2015
Columbia Large Cap Growth Fund II	7/1/2015
Columbia Large Cap Growth Fund III	7/1/2015
Columbia Large Cap Growth Fund V	7/1/2015

Columbia Funds Series Trust I
Columbia Value and Restructuring Fund	1/1/2016

(each, a Selling Fund)
The Joint Special Meeting of Shareholders held on April 15, 2016, to consider proposals to merge each Selling Fund with and into the corresponding acquiring fund listed in the table below (each, a Buying Fund), was adjourned to 10 a.m. (Eastern Time) on June 13, 2016 at 225 Franklin Street (Room 3100 on the 31st floor), Boston, Massachusetts 02110. The adjournment will provide additional time for further solicitation of these proposals.

Selling Fund	Buying Fund
Columbia International Value Fund	Columbia Overseas Value Fund
Columbia Large Cap Growth Fund II	Columbia Large Cap Growth Fund
Columbia Large Cap Growth Fund III	Columbia Large Cap Growth Fund
Columbia Large Cap Growth Fund V	Columbia Large Cap Growth Fund
Columbia Value and Restructuring Fund	Columbia Contrarian Core Fund

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Buying Fund, nor is it a solicitation of any proxy. For information regarding a Buying Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained by visiting columbiathreadneedle.com/us. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement is also available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.
Shareholders should retain this Supplement for future reference.
SUP000_00_025_(04/16)